OB 219

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2012
REGISTRATIONS BRANCH
14

SECU  SSION

12062744

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-30116

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

Middleton	WI	53562-3417
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins, President 608-836-3229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608	Rockford	IL	61104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Ma 9/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Anton, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Document Signed before me on August 23, 2012 in Dane County, WI

my commission expires on 5-8-2016

Louise P. Googins
Signature

President
Title

Brenda [illegible]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2012 and 2011, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Middleton, Wisconsin
August 22, 2012

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2012 and 2011

ASSETS	2012	2011
CURRENT:		
Cash and cash equivalents	$ 815 089	$ 128 134
Commissions receivable	579	115
Marketable securities	6 801	7 590
TOTAL CURRENT ASSETS	822 469	135 839
EQUIPMENT, at cost:		
Office equipment	5 029	-
Less accumulated depreciation	(1 006)	-
TOTAL EQUIPMENT	4 023	-
TOTAL ASSETS	$ 826 492	$ 135 839
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 10 488	$ -
Due to affiliate	-	69 155
Accrued retirement contribution	106 810	-
Income taxes payable	1 269	2 900
Deferred income taxes	17 000	-
Due to stockholders	561 225	-
TOTAL LIABILITIES	696 792	72 055
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10 000	10 000
Less treasury stock (5,000 shares at par value)	(5 000)	(5 000)
Retained earnings	124 700	58 784
TOTAL STOCKHOLDERS' EQUITY	129 700	63 784
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 826 492	$ 135 839

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF INCOME
For the Years Ended June 30, 2012 and 2011

	2012	2011
REVENUE:		
Commissions and fees	$1 782 584	$1 651 965
Investment income	595	780
Unrealized gain (loss) on investments	(789)	2 256
	1 782 390	1 655 001
EXPENSES:		
Directors fees	65 552	70 423
Salaries and benefits	1 166 463	1 057 064
Independent contractors	2 371	2 978
Payroll processing	2 229	1 985
Repairs	1 302	2 151
Rents	91 500	63 368
Payroll taxes	53 475	56 088
Advertising	66 494	75 942
Printing and publications	4 032	4 302
Insurance	19 925	24 487
Retirement contribution	99 404	86 365
Retirement plan fees	1 834	2 482
Management fees	-	50 000
Accounting fees	34 075	33 234
Fees and licenses	12 440	16 808
Utilities	1 410	2 647
Telephone	9 262	10 423
Office supplies and postage	21 362	28 292
Computer expense	15 464	12 905
Meeting expense	8 829	14 891
Travel and mileage	4 763	7 445
Meals and entertainment	2 706	4 467
Interest expense	3 962	-
Depreciation	1 006	-
Miscellaneous	4 714	5 353
	1 694 574	1 634 100
Income (loss) before income taxes	87 816	20 901
Income tax expense	21 900	5 980
NET INCOME	$ 65 916	$ 14 921

The accompanying notes are an integral part of the financial statements

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2012 and 2011

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2010	$ 10,000	$ (5,000)	$ 43,863	$ 48,863
Net loss	-	-	14,921	14,921
Balance, June 30, 2011	10,000	(5,000)	58,784	63,784
Net income	-	-	65,916	65,916
Balance, June 30, 2012	$ 10,000	$ (5,000)	$124,700	$129,700

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 65 916	$ 14 921
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	1 006	-
Unrealized (gain) loss on investment	789	(2 256)
Commissions receivable	(464)	18 725
Accounts payable	10 488	-
Due to affiliate	(69 155)	(13 072)
Accrued retirement contribution	106 810	2 900
Income taxes	15 369	-
Total adjustments	64 843	6 297
Net cash provided by operating activities	130 759	21 218
CASH FLOWS FROM INVESTING ACTIVITIES, Purchase office equipment	(5 029)	-
CASH FLOWS FROM FINANCING ACTIVITIES, Increase due to stockholders	561 225	-
NET INCREASE IN CASH	686 955	21 218
CASH AND CASH EQUIVALENTS, beginning of year	128 134	106 916
CASH AND CASH EQUIVALENTS, end of year	$ 815 089	$ 128 134

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Commissions Receivable
Commissions receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectable by the time the financial statements are issued.

Equipment and depreciation
Property and equipment is stated at cost. Depreciation and amortization is computed over estimated useful lives of the assets using the straight-line method. Depreciation expense totaled $1,006 for the year ended June 30, 2012.

Repairs and maintenance are charged to expense when incurred and renewals and betterments are capitalized. When fixed assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in income.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for indentical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantitally the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Marketable equity securities held by the Company at June 30, 2012 and 2011, consist of 300 shares of NASDAZ OMX Group common stock which is valued at the unadjusted quoted prices in active markets for identical assets (*Level 1*) at year-end.

January 31, 2012	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 6,801

January 31, 2011	Original Cost	Market Value
NASDAQ OMX common stock	$ 3,300	$ 7,590

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 at June 30, 2012 and 2011, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2012 and 2011, was $128,101 and $62,531, and aggregate indebtedness was $696,792 and $72,055, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2012 and 2011, was 5.4 to 1 and 1.2 to 1, respectively.

NOTE 4 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATE

The Company had an operating agreement with an affiliated company. The agreement provided for the affiliated company to pay a substantial portion of Googins & Anton, Inc.'s operating expenses in exchange for a management fee equal to approximately 90.6 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $798,190 for the first six months of the fiscal year ended June 30, 2012, and $1,498,652 for the year ended June 30, 2011. Management expenses have been allocated to the appropriate expense category on the statement of income. On January 1, 2012, this agreement was terminated and the Company started paying its expenses directly. Accrued management fees due to affiliate at June 30, 2011 was $69,155. There were no amounts due to affiliate at June 30, 2012.

NOTE 5 - INCOME TAXES

The Company follows the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken or expected to be taken in a tax return that is required to be met before being recognized he financial statements. The application of the provisions of FIN 48 did not result in the creation of unrecognized tax benefits as of June 30, 2012 or 2011.

The Company files federal and Wisconsin tax returns. The Company is no longer subject to federal and Wisconsin income tax examinations by tax authorities for the years before 2008.

The Company's income tax expense for the years ended June 30, 2012 and 2011, consist of the following:

	2012	2011
Taxes currently payable	$ 4,900	$ 7,280
Deferred taxes	17,000	(1,300)
Income tax expense	$ 21,900	$ 5,980

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 7 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through August 22, 2012, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events tht would require adjustment to or disclosure in the financial statements.

Report of Independent Accountants on
Supplementary Information Required by Rule 17A-5
of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying financial statements of Googins & Anton, Inc. as of and for the years ended June 30, 2012 and 2011, and have issued our report thereon dated August 22, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co. Inc.

Middleton, Wisconsin
August 22, 2012

SCHEDULE I

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 129,700
Deduct non-allowable assets,	
Aged commissions receivable, net of related commission payable	(579)
Net capital before haircuts on securities position	129,121
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities)	(1,020)
NET CAPITAL	$ 128,101

GOOGINS & ANTON, INC.

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2012**

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 128,101
Net capital requirement	$ 5,000
Excess net capital	$ 123,101
Excess net capital at 1000% (net cap-10% of AI)	$ 58,422

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 696,792
Percentage of aggregate indebtedness to net capital	543.94%

SCHEDULE II

GOOGINS & ANTON, INC.

SUMMARY OF AUDIT ADJUSTMENTS TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2012

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 140,677
Audit adjustments:	
Commissions receivable	(280)
Income taxes	(16,319)
Depreciation	4,023
Net capital as currently reported on Schedule I	$ 128,101

SCHEDULE III

GOOGINS & ANTON, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

SCHEDULE IV

GOOGINS & ANTON, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2012

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Years Ended
June 30, 2012 and 2011

INDEX